Mail Stop 4720   October 27, 2009

Via Facsimile and U.S. Mail

Tristan Kuo
Chief Financial Officer
China Biologic Products, Inc.
No. 14 East Hushan Road, Tai'an City
Shandong, China 271000

>   **Re: China Biologic Products, Inc.**
>   **Registration Statement on Form S-1/A**
>   **Filed September 18, 2009**
>   **File No. 333-160774**

Dear Mr. Kuo:

        We have reviewed your amended filing together with the response letter sent by your counsel dated October 2, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior Comment 1.

    - Please confirm that none of the selling stockholders is an affiliate of the Company; and

    - Please clarify whether each of the selling stockholders has represented to you in writing that it acquired the securities or will acquire the underlying securities with out a view towards, or for resale in connection with, the public sale or distribution thereof, irrespective of whether or not such sale would be registered or exempted under the Securities Act. If the selling stockholders made no such representation, please provide your analysis as to why they should not be considered underwriters under Section 2(11) of the Securities Act.

2. We note your responses to our prior comments 2 through 11 from our letter dated August 20, 2009. Where we have asked that you provide us with information "with a view towards disclosure," please amend your prospectus to include the additional disclosure that you have provided in your response letter.

Item 16. Exhibits and Financial Statement Schedules

Notes to Consolidated Financial Statements – June 30, 2009, page F-5
Note 21 – Business Combinations, page F-33

3. Per your supplemental agreement dated March 31, 2009, filed as Exhibit 10.5 to the Item 1.01 and 9.01 Form 8-K filed on April 1, 2009:

> *The parties agreed that (i) if Logic will have paid 90% of the purchase price (or RMB 174,960,000) on or before April 7, 2009, then Logic will be entitled to its share of Dalin's portion of the profit generated by Qianfeng starting from January 1, 2009, and (ii) if Logic fails to pay the said amount, the profit generated by Qianfeng from January 1, 2009 until the day of payment of said amount will be shared by Party A and Party B (i.e., Logic will be entitled to its share of Dalin's portion of the profit generated by Qianfeng calculated according to the proportion of the purchase price paid by it, and Party A will be entitled to the rest of Dalin's portion of the profit generated by Qingfeng).*

Based on this disclosure it appears that if Logic paid 90% of the purchase price on or before April 7, 2009, then Logic would have been entitled to 90% of Dalin's portion of the profit generated by Qianfeng beginning on January 1, 2009. However, based on your disclosure on page F-33 of your Form S-1, you paid the third installment which represented 90% of the purchase price on April 14, 2009. As the payment was made subsequent to April 7, 2009, it appears that Logic was only entitled to its share of Dalin's portion of the profit generated by Qianfeng calculated according to the proportion of the purchase price paid by it to date, which would represent a 45% ownership interest beginning on December 14, 2008 through April 13, 2009, and 81% beginning on April 14, 2009, rather than a 90% ownership interest effective as of January 1, 2009. Please clarify the following as it remains unclear how you determined your ownership interest and that you obtained control as of January 1, 2009:

- Tell us whether the above information is summarized appropriately. It may be helpful for you to clarify how you calculated your ownership interest based on the terms of the acquisition agreement and your performance with regard to that agreement. Provide this information beginning as of September 26, 2008 through June 30, 2009, noting the dates on which your ownership interests changed and the driver of such changes. Please specifically address how you determined that an ownership interest of 90% was effective as of January 1, 2009 given that you did not make your third installment payment until April 14, 2009;

- Provide us with an analysis as of the first and second payment date detailing why control of Dalin was not obtained at that time; and

- Tell us how you concluded the controlling interest obtained on April 14, 2009 was retroactive to January 1, 2009, and cite both the specific language in the purchase agreement and the authoritative accounting guidance that you relied upon to form this conclusion.

*   *   *

As appropriate, please revise your information statement in response to these comments. You may wish to provide us with marked copies of the revised document to expedite our review. Please furnish a response letter that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Louis A. Bevilacqua, Esq.
       Dawn M. Bernd-Schulz, Esq.
       Pillsbury Winthrop Shaw Pittman LLP
       2300 N Street, N.W.
       Washington, D.C. 20037-1122